EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended March 31,

	2014	2015	2016	2017	2018
	(Millions of yen, except for ratios)

Excluding interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥1,286,858	¥1,114,784	¥1,294,644	¥851,034	¥1,069,653
Add: Fixed charges (excluding interest on deposits)(1)	279,601	286,850	308,450	322,295	416,237
Add: Distributed income of equity investees	4,295	4,743	10,406	9,328	15,807
Less: Preference security dividend requirements of consolidated subsidiaries	(84,289)	(65,780)	(62,727)	(52,636)	(48,167)

Total earnings	¥1,486,465	¥1,340,597	¥1,550,773	¥1,130,021	¥1,453,530

Fixed charges (excluding interest on deposits)(1)	¥279,601	¥286,850	¥308,450	¥322,295	¥416,237

Ratio of earnings to fixed charges	5.32	4.67	5.03	3.51	3.49

	Fiscal year ended March 31,

	2014	2015	2016	2017	2018
	(Millions of yen, except for ratios)

Including interest on deposits
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥1,286,858	¥1,114,784	¥1,294,644	¥851,034	¥1,069,653
Add: Fixed charges (including interest on deposits)(1)	419,991	452,417	510,762	571,323	798,990
Add: Distributed income of equity investees	4,295	4,743	10,406	9,328	15,807
Less: Preference security dividend requirements of consolidated subsidiaries	(84,289)	(65,780)	(62,727)	(52,636)	(48,167)

Total earnings	¥1,626,855	¥1,506,164	¥1,753,085	¥1,379,049	¥1,836,283

Fixed charges (including interest on deposits)(1)	¥419,991	¥452,417	¥510,762	¥571,323	¥798,990

Ratio of earnings to fixed charges	3.87	3.33	3.43	2.41	2.30

Note:

(1)	Comprises (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense and (iv) preference security dividend requirements of consolidated subsidiaries.